Exhibit 99.3
Gross debt breakdown
Unaudited

(€ billion)	Outstanding June 30, 2020	Outstanding March 31, 2020
Bank debt	13.0	5.4
Capital markets debt	5.3	6.7
Other debt	0.4	0.4
Lease liabilities	1.7	1.7
Cash maturities	20.4	14.2
Asset-backed financing	0.0	0.1
Accruals	0.0	0.0
Gross Debt(1),(2)	20.5	14.3
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Note: Amounts may not add due to rounding.
(1) Gross debt at June 30, 2020, includes €0.1 billion (€0.1 billion at March 31, 2020) of debt classified within Liabilities held for sale.
(2) Gross debt as at March 31, 2020, does not include the €3.5 billion Incremental Bridge Credit Facility entered into in March 2020 and available from April 2020.

Debt Maturity Schedule
Unaudited

Outstanding June 30, 2020	(€ billion)	6 Months 2020	2021	2022	2023	2024	Beyond
13.0	Bank debt	1.6	1.5	2.2	4.0	3.2	0.4
5.3	Capital markets debt	0.2	1.2	1.4	1.3	1.3	0.0
0.4	Other debt	0.4	0.0	0.0	0.0	0.0	0.0
1.7	Lease liabilities	0.2	0.3	0.2	0.2	0.2	0.7
20.4	Total Cash maturities(1)(2)	2.4	3.1	3.8	5.5	4.7	1.0

14.0	Cash and Marketable securities
3.5	Undrawn committed credit lines(3)
17.5	Total available liquidity
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Note: Amounts may not add due to rounding.
(1) Amounts exclude accruals and asset-backed financing (~€0.1 billion at June 30, 2020).
(2) Total cash maturities at June 30, 2020, excludes €0.1 billion of debt classified within Liabilities held for sale.
(3) Excludes €4.5 billion undrawn portion of the Intesa Sanpaolo Credit Facility entered into on June 24, 2020.